UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2024

Commission File Number: 001-42186

BloomZ Inc.

Toyo Recording 1F, 4-5-19 Akasaka

Minato-ku, Tokyo 107-0052

Japan

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒      Form 40-F ☐

On August 29, 2024, BloomZ Inc., a Cayman Islands exempted company limited by shares (the “Company”), entered into a loan agreement (the “Agreement”) with CyberStep, Inc., one of its principal shareholders (“CyberStep”), pursuant to which, the Company agreed to lend an aggregate amount of 200 million Japanese yen (approximately $1,392,879) to CyberStep (the “Loan”). The Loan is unsecured, has an interest rate of 2% per annum, and matures on August 29, 2025. The Loan was approved by the Company’s audit committee and board of directors on August 29, 2024.

An English translation of the Agreement is attached hereto as Exhibit 10.1 and is incorporated herein by reference. The foregoing description of the Agreement is a summary of the material terms of such Agreement, and does not purport to be complete and is qualified in its entirety by reference to the Agreement.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 5, 2024

BloomZ Inc.

By:	/s/ Kazusa Aranami
Name:	Kazusa Aranami
Title:	Chief Executive Officer

EXHIBIT INDEX

Exhibit No.	Description
10.1	English Translation of the Agreement by and between the Company and CyberStep dated August 29, 2024

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